FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        ___September 2006_________________

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   September 20, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
September 20, 2006	NEWS RELEASE 06-22	MAE - TSX MNG-AMEX

Miramar Receives Doris North Project Certificate. Permitting Moves to the Next Phase.

VANCOUVER -- Miramar Mining Corporation today announced that it has received the Doris North Project Certificate from the Nunavut Impact Review Board, (“NIRB”) and that the first phase of proposed production at Hope Bay has officially moved into the regulatory process.

In March 2006, the NIRB completed its review of the environmental impact assessment of the Doris North Project and recommended to the Minister of Indian and Northern Affairs Canada (“INAC”) that the Project should be given approval to obtain the required permits for construction and operation. In a letter dated July 28, 2006, the Minister of INAC accepted NIRB’s recommendation. The Minister’s letter also advised that the other federal departments with jurisdictional responsibility in relation to Doris North have concurred with this decision.

The Project Certificate received from NIRB on September 15, 2006 includes terms and conditions to be implemented by various regulatory agencies in accordance with their guidelines for issuing licences, permits and authorizations for Doris North. The Project will need a number of permits, authorizations and leases, and steps towards obtaining these are underway.

“We are delighted that we are now through the environmental assessment phase of the project and to be working with the various regulatory agencies to obtain the permits necessary for construction and operation of Doris North. The issuance of the Project Certificate signifies that the federal government and the NIRB have agreed that the project can proceed subject to licensing and permitting conditions. Now we must work with the various agencies to demonstrate that the project meets all guidelines and regulations. We are excited about what will potentially the first new gold mine in Nunavut.” said Tony Walsh, Miramar’s president and CEO.

Subject to timely progress in obtaining necessary permits, Miramar plans to start procurement and mobilizing of equipment with the intention of moving as much material possible in the shipping season of 2007. Dependent on receipt of all final licences, permits and authorizations, Miramar hopes to commence mining at Doris North in mid 2008

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

Additional Information

All other information previously released on the Hope Bay Project is also available on Miramar's website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to planned permitting, construction and operation and commencement of production at the Doris North Mine at the Hope Bay project forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all or that conditions imposed in connection with those permits may not be achievable on an economic basis; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the need for commercial cooperation with NIRB, NWB and other governmental agencies, the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com